
May 1, 2024

Peter Smith
Chief Executive Officer
Aviat Networks, Inc.
200 Parker Drive, Suite C100A
Austin, TX 78728

> **Re: Aviat Networks, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 30, 2024**
> **File No. 333-279014**

Dear Peter Smith:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Fullem at 202-551-8337 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Katherine Terrell Frank